Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

July 27, 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, Edgar and the Company’s Web site, and disseminated to shareholders on June 28, 2010.

4. SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation (TSX: RBM, OTCBB: RPBF) announced that at the Company’s Special General Shareholders’ Meeting held today in Vancouver, shareholders approved the private placement of an aggregate of 13,333,333 common shares (the “Offered Shares”), at a price of Cdn. $0.60 per Offered Share, to Caduceus Private Investments III, LP, OrbiMed Associates III, LP and Caduceus Asia Partners, LP (the “Purchasers”) for gross proceeds of approximately Cdn. $8 million.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, July 27, 2010– Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) announced that at the Company’s Special General Shareholders’ Meeting held today in Vancouver, shareholders approved the private placement of an aggregate of 13,333,333 common shares (the “Offered Shares”), at a price of Cdn. $0.60 per Offered Share, to Caduceus Private Investments III, LP, OrbiMed Associates III, LP and Caduceus Asia Partners, LP (the “Purchasers”) for gross proceeds of approximately Cdn. $8 million.  The Offered Shares will represent approximately 34.4% of the issued and outstanding share capital of the Company after giving effect to the private placement.  The private placement is expected to close tomorrow.

The Purchasers are affiliates of OrbiMed Advisors, LLC.

Shareholders also approved increasing the size of the Board of Directors from five to seven, and elected Jonathan Wang, PhD to serve as a Director until the Company’s next annual general meeting.  Following the meeting, the Board also appointed Peter Thompson, MD to serve as a Director until the Company’s next annual general meeting.  Dr. Thompson and Dr. Wang were the nominees put forward by Caduceus Private Investments, pursuant to its right to appoint two designees to the Board of Directors under the terms of the subscription agreement dated June 27, 2010 between the Purchasers and the Company.  Dr. Thompson will serve on the Audit Committee and Nomination and Corporate Governance Committee, while Dr. Wang will serve on the Compensation Committee of the Board.

“We believe that having such a stellar investment firm participate in the private placement will allow the Company to continue to focus on our current partners’ needs, while also looking at new and high-growth international commercial opportunities in the rapid clinical diagnostics area, said S. Wayne Kay, Chief Executive Officer. “Peter and Jonathan’s addition to the Board is also of strategic importance, as we transition into a sustainable and profitable company.”

“We look forward to working with the team at Response Biomedical to recognize the potential in bringing this strong commercialized rapid point-of-care technology to expanding international markets,” said Carl Gordon, founding General Partner of OrbiMed Advisors.  “We also see the potential to grow the business by developing new partnerships and we believe our Board nominees can help in developing some of these untapped opportunities.”

The Offered Shares issued under the subscription agreement will have a hold period under Canadian law of four months and one day from the closing.  Net proceeds of the private placement will be used primarily for general operating expenses.  Trout Capital LLC, the finder in the private placement will be receiving a cash fee that equals three percent of the gross proceeds raised from the private placement.

The offer and sale of the securities described herein have not been registered under the U.S. Securities Act of l933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 27th day of July 2010